Filed pursuant to Rule 253(g)(2)

File No. 024-10496

Groundfloor Finance Inc.

Supplement No. 14

to the Offering Circular

qualified December 15, 2015

 Dated: February 3, 2017

This Supplement No. 14 to the Offering Circular originally qualified December 15, 2015 (this “Supplement”) supplements the offering circular of Groundfloor Finance Inc. (the “Company,” “we,” “us,” or “our”), dated December 8, 2015 (the “Offering Circular”). This Supplement should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Offering Circular Supplement, capitalized terms used in herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

The purpose of this Supplement is to provide updated disclosure regarding the status of our ongoing offerings of LROs and related risk factor:

Revised Risk Factors

The following risk factor is replaced in its entirety, as follows:

Our Management team has limited experience in mortgage loan underwriting.

As of February 3, 2017, we (or one of our affiliates) (i) are in the process of offering five additional series of LROs under Regulation A totaling $751,920, with an average loan size of approximately $102,000, and four additional series of LROs under Rule 506(c) of Regulation D totaling $468,450, with an average loan size of approximately $117,000 and (ii) have issued and sold 172 series of LROs totaling $20,505,520 through our Platform. As of February 3, 2017, 84 Loans funded by these LROs are current, 72 have been paid back in full, one loan has paid back with full principal and reduced interest, one Loan experienced a fundamental default, and the remaining 15 are in workout (payment default occurred and each was extended three months past the original maturity). We are in the process of managing the repayment or further modification of these 15 Loans, including negotiating additional workouts, as necessary; however, as of February 3, 2017, none of these 15 Loans were subject to a fundamental default. See “Management Discussion and Analysis—Overview—LRO Program” for additional information.

Additionally, as of February 3, 2017, we have extended 36 loans for real estate development projects through our subsidiary, Groundfloor GA, for an aggregate principal amount of $1,881,000, with an average loan size of approximately $52,500. Of the 36 loans funded, 34 loans have been paid back in full, one loan has paid back with full principal and reduced interest, and one loan is currently outstanding. That loan went into workout following payment default and has been modified and extended past the original maturity date. It is currently the subject of a title insurance claim with our title insurer, but is not subject to a fundamental default. Our decision whether to pursue additional remedies with respect to this Loan (such as a negotiated settlement or foreclosure on the property) is pending the determination of this claim. See “Management Discussion and Analysis—Overview—Georgia Notes Program” for additional information.

Prior to financing these projects, our officers had no experience in mortgage loan underwriting. If our method for evaluating potential Projects to fund and for establishing interest rates for such Projects proves flawed, investors may not receive the expected yield on the LROs. Although our proprietary Grading Algorithm is based upon certain quantifiable characteristics that we developed and is primarily driven by leverage and asset value, there is no assurance that the Grading Algorithm will accurately assess the risks associated with the Developer or the property for which the Loan is being sought.

Offering Update

This section provides updates to the disclosures regarding the Company’s ongoing offerings of Georgia Notes (through its subsidiary, Groundfloor GA) and LROs as set forth in Offering Circular under the title “Management Discussion and Analysis—Overview”:

LRO Program

We began offering LROs through the Platform in September 2015 pursuant to an offering statement (File No. 024-10440) that was qualified on August 31, 2015. We subsequently qualified two additional offering statements: the second (File No. 024-10488) was qualified on October 29, 2015 and the third (File No. 024-10496) was qualified on December 15, 2015. Beginning in mid-January 2016, we began qualifying additional series of LROs through post-qualification amendments (each, a “PQA”) to the offering statement qualified on December 15, 2015.  On January 25, 2017, one of our wholly-owned subsidiaries filed a new offering statement to qualify the offer and sale of additional LROs under Tier 1 of Regulation A. This offering statement has yet to be qualified. We (or our affiliates) also offer and sell LROs pursuant to other exemptions from federal and state registration requirements.

As of February 3, 2017, LROs have been offered and sold pursuant to the federal exemption from registration set forth in Section 3(b)(2) of the Securities Act and Regulation A promulgated thereunder and registered with the securities regulators through the NASAA Coordinated Review Program for (Tier I) Regulation A Offerings in California, Illinois, Maryland, Massachusetts, Texas, Virginia, Washington, and the District of Columbia. We obtained qualification in Georgia outside of the NASAA Coordinated Review Program.

Status of LRO Offerings and Loan Originations

As of February 3, 2017, we (or one of our affiliates) (i) we have issued and sold 172 series of LROs totaling $20,505,520 and (ii) we are in the process of offering under Regulation A five additional series of LROs totaling $751,920 from previously qualified PQA Nos. 38 and 39 and four additional series of LROs totaling $468,450 under Rule 506(c) of Regulation D.

The table below includes information related to the status of Loans the Company has issued under our LRO program (by letter grade) as of February 3, 2017. For these purposes, we characterize outstanding Loans as follows:

•	Repaid: Loans that have been paid either:

o	at or before maturity (through prepayment),
o	after the original maturity date (following extension, modification or other workout arrangement), or

o	after a “fundamental default” (where a portion of the principal amount of the Loan has been written off as uncollectable).
•	Unpaid: Includes Loans that are:

o	“current” (i.e., no events of default have occurred, all payment obligations have been met or none are yet triggered),

o	subject to “workout” (i.e., there has been one or more payment defaults on the Loan and we have negotiated a modification of the original terms that does not amount to a fundamental default) (see “Description of the Company’s Business—Project Funding and Payment of Expected Yield—Servicing and Collection of Loans” above for more information), or

o	subject to a “fundamental default” (i.e., where a loan has defaulted and there is a chance that we will not be able to collect 100% of the principal amount of the Loan by the Extended Payment Date of the corresponding LROs).

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See also “Description of the Company’s Business—Project Funding and Payment of Expected Yield—Servicing and Collection of Loans.”

Loans Covered LROs by Letter Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Total Loans Offered and Originated
Amount Offered	$2,310	$8,898	$12,238	$7,367	$478	$97	$25
Loans Offered (#)*	23	72	95	56	4	1	1
Amount Originated	$1,484	$5,459	$8,499	$4,634	$309	$97	$25
Loans Originated (#)*	18	47	63	39	3	1	1

Total Loans Currently Repaid
Amount Paid at or Before Maturity	$260	$1,878	$2,267	$2,368	$210	$0	$0
Loans Paid at or Before Maturity (#)*	4	17	19	18	2	0	0
Amount Paid Following Workout	$115	$160	$105	$291	$99	$0	$25
Loans Paid Following Workout (#)*	2	2	2	4	1	0	1
Amount Paid Following Fundamental Default	$68	$0	$0	$0	$0	$0	$0
Loans Paid Following Fundamental Default (#)*	1	0	0	0	0	0	0

Total Loans Currently Unpaid
Amount Current	$999	$3,311	$4,310	$1,340	$0	$0	$0
Loans Current (#)*	10	26	35	13	0	0	0
Amount in Workout	$20	$110	$1,817	$635	$0	$97	$0
Loans In Workout (#)*	1	2	7	4	0	1	0
Amount in Fundamental Default (still unpaid)	$0	$0	$0	$0	$0	$0	$0
Loans In Fundamental Default (#)*	0	0	0	0	0	0	0

As of February 3, 2017, we have withdrawn or abandoned our offering for various series of LROs totaling $10,543,938, which includes series of LROs that were withdrawn and later qualified by a subsequent PQA. As of February 3, 2017, we are in the process of qualifying an additional thirteen separate series of LROs corresponding to the same number of Projects for which we intend to extend Loans for an aggregate principal amount of $1,200,040 pursuant to a PQA that has yet to be qualified. On January 25, 2017, one of our wholly-owned subsidiaries filed a new offering statement to qualify the offer and sale of additional LROs under Tier 1 of Regulation A. We (nor our affiliates) have not commenced any offers with respect to any of these LROs and will not do so until the corresponding PQA has been qualified. We anticipate filing additional PQAs or new offering statements (whether by the Company or a wholly-owned subsidiary) on a regular basis to qualify additional series of LROs.

Status of Loan Collection and Servicing under LRO Program

As indicated in the table above, as of February 3, 2017, 84 of the Loans funded by the corresponding series of LROs were current, 72 series of LROs had been repaid, one loan has paid back with full principal and reduced interest, one Loan experienced a fundamental default, and the remaining 15 were in workout (payment default occurred and each was extended three months past the original maturity). We are in the process of managing the repayment or further modification of these 15 Loans, including negotiating additional workouts, as necessary; however, as of February 3, 2017, none of these 15 Loans were subject to a fundamental default.

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We determined on February 1, 2017 that it would not be possible to collect 100% of the principal amount of 174 Timothy Drive, Dallas, GA 30132 by the Extended Payment Date of the corresponding LROs. This Loan (graded A, with an original principal amount of $90,000) was repaid and corresponding LRO Payments processed to investors, subject to a write off of $22,000 of principal and $7,385 of accrued interest. We informed investors who had purchased LROs corresponding to this Loan of the determination that this Loan was in fundamental default on February 3, 2017, and the LROs were repaid the same day. This loss resulted from unforeseen circumstances with the septic system engineering and a previously unknown encroachment issue, but is nevertheless in line with the normal risks of our business.

The table below reflects information about the historical workout treatment of Loans covered by the LRO program (by letter grade) as of February 3, 2017. Our collection procedures for Loans in default typically involve the pursuit of one or more remedies. For example, we may extend a loan for up to six months before determining it to be in fundamental default. The table below reflects the most extreme collection status of each particular Loan (i.e., the Loan that had been placed into fundamental default at the reporting date would not also be reflected as having been extended). See our discussion above as well as “Description of the Company’s Business—Project Funding and Payment of Expected Yield —Servicing and Collection of Loans” for a more detailed discussion of our characterization of Loans subject to workout.

	Loan Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Loans Subjected to Workout
Amount Extended/Modified ($)	$135	$165	$1,922	$926	$99	$97	$25
Loans Extended/Modified(#)*	3	3	9	8	1	1	1
Amount Subjected to Interest Rate Reduction	$0	$105	$0	$0	$0	$0	$0
Loans Subject to Interest Rate Reduction (#)*	0	1	0	0	0	0	0

Loans Subjected to Fundamental Default
Amount Subjected to Fundamental Default (aggregate principal amount of Loans)	$90	$0	$0	$0	$0	$0	$0
Amount Written Off (aggregate principal amount unpaid)	$22	$0	$0	$0	$0	$0	$0
Loans Subject to Fundamental Default/Written Off (#)*	1	0	0	0	0	0	0

We believe the number of Loans we have originated to date is too small to see a grade distribution of Loans in workout that tracks the grade distribution of Loans originated on a risk adjusted basis. We expect to see a more normal distribution as our loan volume increases. Our grades are an assessment of risk of loss should a default occur, and cannot predict defaults resulting from idiosyncratic events.

Other than the defaults referenced above, we are not aware of any adverse business developments in the course of our multistate operations.

Georgia Notes Program

Prior to September 2015, only Groundfloor GA had issued non-recourse, limited recourse notes, referred to herein as Georgia Notes, through our Platform. The Georgia Notes were offered and sold pursuant to the federal and state exemptions from registration set forth in Section 3(a)(11) of the Securities Act and the Invest Georgia Exemption, Rule 590-4-2-.08, respectively. We have not issued any additional Georgia Notes since commencing our offerings of LROs and do not intend to issue any additional Georgia Notes in the future. While similar in structure to our LRO program, the Georgia Notes program (as summarized below) operated under a different legal structure and documentation establishing rights and obligations distinct from those under the Company’s offerings of LROs described in this Offering Circular. As a result, comparisons to our LRO program may not be meaningful, and prospective investors in the series of LROs covered by this Offering Circular should not rely upon the past results of the Georgia Notes and corresponding real estate development projects as indications of the future performance of our LRO program or any Project related to a particular series of LROs thereunder.

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The Georgia Notes correspond to commercial loans to real estate developers of between $8,000 and $100,000, at interest rates that range between 6% and 20%, maturing six to 12 months from the date when each loan was made. Payment on each series of Georgia Notes is dependent upon our receipt of payments on the corresponding loan, including principal and accrued interest. The borrower with respect to each loan is the developer that controls the real estate development project. These loans were applied toward a real estate project’s acquisition and/or renovation or construction costs. The real estate developer uses the loan proceeds to complete the real estate project, repaying principal and interest as a balloon payment at maturity. Once the loans are repaid, Groundfloor GA makes payments on the corresponding Georgia Notes. It is expected that investors in the Georgia Notes would profit solely from the interest earned on the Georgia Notes (which corresponds to the interest charged on the corresponding loan). Groundfloor GA takes a lien on the real estate underlying the project to secure each loan; however, investors in the corresponding series of Georgia Notes do not have any recourse against the real estate developer. The recourse against Groundfloor GA is limited to an amount equal to an investor’s pro rata share in value of the loan payments received by Groundfloor GA. Real estate developers are charged origination and servicing fees (ranging from 2% to 4% of the funds needed for the project), which may be included in the total amount of the loan. In addition, in certain circumstances, there are additional processing fees charged to the developer.

Status of Georgia Notes Offerings and Loan Originations

As of September 2015, Groundfloor GA had issued Georgia Notes totaling approximately $1,881,000, funding a total of 36 commercial loans for real estate development for an aggregate principal amount of $1,881,000. Loan sizes ranged from $8,000 to $100,000, with an average loan size of approximately $52,000.

The table below includes information related to the status of total amount of Loans the Company has issued under our Georgia Notes program (by letter grade) as of February 3, 2017 (utilizing the same characterizations as outlined above).

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Loans Covered Georgia Notes by Letter Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Total Loans Originated
Amount Originated	$381	$470	$335	$190	$445	$60	$0
Loans Originated (#)*	7	10	7	2	9	1	0

Total Loans Currently Repaid
Amount Paid at or Before Maturity	$306	$322	$130	$190	$305	$60	$0
Loans Paid at or Before Maturity (#)*	6	7	4	2	6	1	0
Amount Paid Following Workout	$75	$113	$205	$0	$140	$0	$0
Loans Paid Following Workout (#)*	1	2	3	0	3	0	0
Amount Paid Following Fundamental Default	$0	$0	$0	$0	$0	$0	$0
Loans Paid Following Fundamental Default (#)*	0	0	0	0	0	0	0

Total Loans Currently Unpaid
Amount Current	$0	$0	$0	$0	$0	$0	$0
Loans Current (#)*	0	0	0	0	0	0	0
Amount in Workout	$0	$35	$0	$0	$0	$0	$0
Loans In Workout (#)*	0	1	0	0	0	0	0
Amount in Fundamental Default (still unpaid)	$0	$0	$0	$0	$0	$0	$0
Loans In Fundamental Default (#)*	0	0	0	0	0	0	0

Status of Loan Collection and Servicing under Georgia Notes Program

As indicated in the table above, as of February 3, 2017, of the 36 loans funded, 34 loans have been paid back in full, one loan has paid back with full principal and reduced interest, and one loan is currently outstanding. That loan went into default and has been modified and extended past the original maturity date. It is currently the subject of a title insurance claim with our title insurer, but has not gone into fundamental default. See “Management Discussion and Analysis—Overview—Georgia Notes Program” for additional information.

The table below reflects information about the historical workout treatment of loans covered by the Georgia Notes program (by letter grade) as of February 3, 2017 to the extent they are not written off. Our collection procedures for loans in default typically involve the pursuit of one or more remedies. For example, we may extend a loan for up to six months before determining it to be in fundamental default. The table below reflects the most extreme collection status of each particular loan (i.e., the loan that had been placed into fundamental default at the reporting date would not also be reflected as having been extended). See our discussion above as well as “Description of the Company’s Business—Project Funding and Payment of Expected Yield —Servicing and Collection of Loans” for a more detailed discussion of our characterization of loans subject to workout.

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	Loan Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Loans Subjected to Workout
Amount Extended/Modified ($)	$75	$148	$205	$0	$140	$0	$0
Loans Extended/Modified(#)*	1	3	3	0	3	0	0
Amount Subjected to Interest Rate Reduction	$0	$0	$40	$0	$0	$0	$0
Loans Subject to Interest Rate Reduction (#)*	0	0	1	0	0	0	0

Loans Subjected to Fundamental Default
Amount Subjected to Fundamental Default (aggregate principal amount of Loans)	$0	$0	$0	$0	$0	$0	$0
Amount Written Off (aggregate principal amount unpaid)	$0	$0	$0	$0	$0	$0	$0
Loans Subject to Fundamental Default (#)*	0	0	0	0	0	0	0

Other than the defaults referenced above, we are not aware of any adverse business developments that have occurred in the course of our operations in Georgia.

*         *         *         *

This Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including the disclosures incorporated by reference therein and all amendments or supplements thereto. The information included in this Supplement modifies and supersedes, in part, the information contained in the Offering Circular only with respect to the Project described above. Any information that is modified or superseded in the Offering Circular shall not be deemed to constitute a part of the Offering Circular, except as so modified or superseded by this Supplement.

We may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements as required. You should read the entire Offering Circular, including the disclosure incorporated by reference therein, and any amendments or supplements carefully before you make an investment decision.

The LROs covered by the Offering Circular may only be purchased by investors residing in California, Georgia, Illinois, Maryland, Massachusetts, Texas, Virginia, Washington, and the District of Columbia. This Supplement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the laws of any such state. In addition, the LROs are offered only to investors who meet certain financial suitability requirements outlined in the Offering Circular and the disclosures incorporated by reference therein.

Further, the information herein does not constitute an offer to sell or a solicitation of interest in any LROs we may qualify in the future.  No money or other consideration is being solicited with respect to any LROs that have not been duly qualified, and if sent in response, will not be accepted. No offer to buy any LROs that have not been duly qualified can be accepted and no part of the purchase price can be received until an offering circular/PQA covering such LROs has been qualified by the Commission.  Any such offer to buy unqualified LROs may be withdrawn or revoked, without obligation of any kind, at any time before notice of its acceptance is given after the date of qualification. An indication of interest in our offerings involves no obligation or commitment of any kind.

NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. YOU SHOULD MAKE AN INDEPENDENT DECISION WHETHER THIS OFFERING MEETS YOUR INVESTMENT OBJECTIVES AND FINANCIAL RISK TOLERANCE LEVEL. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

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THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

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